SLF Q2

SECOND QUARTER 2003

Shareholders' Report

SIX MONTHS ENDED JUNE 30, 2003
SUN LIFE FINANCIAL INC.

www.sunlife.com



Canadian Residents Participating in the Share Account

Shareholders holding shares in the Canadian Share Account can sell their shares for $15, plus 5 cents per share:

By Telephone: Call CIBC Mellon at 1 877 224-1760

By Mail: Complete Form A on the front of your Share Ownership Statement, tear it off and return it to CIBC Mellon

To Our Shareholders

Dear Shareholder,

I am pleased to report record shareholders' net income for the second quarter of 2003 was $366 million or 60 cents per share. Earnings per share were up seven per cent from the previous quarter, due primarily to rising equity market levels and strong performances in Canada and at MFS Investment Management (MFS).

In Canada, the continued success of our integration of Clarica was reflected in stronger results across all of our major business lines. In the second quarter of 2003, Canada earned $218 million, an increase of 18 per cent, over the $184 million earned in the first quarter this year.

In the United States, the impact of rising equity markets was evident in the results for MFS, where earnings increased by 50 per cent relative to the first quarter of 2003. In our U.S. operations, earnings increased $9 million or 17 per cent compared to the first quarter of 2003. The U.S. annuities industry continues to be challenging, due to the persistently low interest rate environment and volatile equity markets. During the second quarter, management took decisive action to reduce commissions, introduce new pricing for products and petitioned states to lower legislated minimum interest rates on certain fixed annuity contracts. We expect the benefits of these actions will be apparent in earnings in future quarters.

In the United Kingdom, we continued to experience robust return on equity in excess of 18 per cent.

Business conditions in Asia in the second quarter of 2003 were challenging. Sales were affected by the SARS outbreak, but started to show improvement in China and Hong Kong towards the end of the second quarter. In India, sales for the second quarter were up 42 per cent over sales in the second quarter of 2002.

During the second quarter of 2003, the Company continued its share buyback program, and has repurchased year-to-date approximately 11 million common shares by the end of June 2003. This, along with stronger earnings performance, helped to increase return on equity by 100 basis points in the quarter.

Thank you for your continued support. I look forward to reporting our third quarter earnings.

Sincerely,

Donald A. Stewart.

Donald A. Stewart
Chief Executive Officer

Management's Discussion and Analysis

for the three months ended June 30, 2003

Sun Life Financial Inc. (the "Company" and, together with its subsidiaries and joint ventures, "Sun Life Financial") reported shareholders' net income for the second quarter of 2003 of $366 million, or 60 cents per share, up from $343 million or 56 cents per share in the first quarter of this year. Earnings per share were up 7 per cent from the previous quarter, with improvements in equity market levels and strong earnings from the Canadian operations offsetting the impact of weaker foreign currencies relative to the Canadian dollar and continued low interest rates in the U.S. The strengthening of the Canadian dollar relative to foreign currencies had an adverse impact of two cents per share, compared to the first quarter of 2003.

FINANCIAL SUMMARY

Unaudited			Quarterly Results			Year to Date	
	Q2'03	Q1'03	Q4'02	Q3'02	Q2'02	2003	2002
Shareholders' Net Income ($ millions)	366	343	310	361	71	709	327
Revenues ($ millions)	5,579	5,758	6,028	5,803	5,832	11,337	11,270
Earnings Per Share ($)	0.60	0.56	0.50	0.58	0.14	1.16	0.70
Return on Equity (%)	10.3	9.3	8.4	10.1	2.8	9.6	7.4
Average Shares Outstanding (millions)	610.3	616.8	618.4	618.2	499.2	613.5	465.7
S&P 500 Index (daily average)	938	861	886	895	1,070	900	1,099

Excellent earnings from the Canadian operations, rising equity markets and a rebound in earnings at MFS Investment Management ("MFS") contributed to the Company's strong results this quarter. In Canada, the continued success of integration efforts was reflected in stronger results across all major business lines. The impact of improved equity markets can be seen in the results for MFS, where earnings increased by 50 per cent from the first quarter.

The U.S. annuities industry continues to be challenging, due to the persistently low interest rate environment and volatile equity markets. However, in the second quarter management took action by introducing new fixed annuity products and lowering minimum interest rate guarantees. The Company expects the benefits of these actions to mitigate the impact of spread compression by the end of the year.

Financial Review

EARNINGS AND PROFITABILITY

Shareholder earnings for the second quarter of 2003 were $366 million, up $295 million from the second quarter of 2002. Excluding $222 million of special items, primarily related to the $217 million of one-time restructuring charges taken in the second quarter of 2002, earnings rose $73 million, primarily due to an additional two months of earnings from the Clarica Life Insurance Company ("Clarica") business acquired in May 2002. Total earnings of $369 million, which include shareholder and policyholder earnings, increased $297 million as compared to the $72 million earned in the second quarter of 2002.

On a year-to-date basis, shareholder earnings were $709 million, up $382 million compared to the first six months of 2002. Shareholders' net income for the first six months of 2002 was impacted by $222 million of special items, primarily related to a $217 million restructuring charge related to the acquisition of Clarica. Absent these special items, earnings increased $160 million for the first six months of 2003 compared to 2002 primarily due to five additional months of Clarica earnings, partially offset by the impact of the declining foreign currencies against the Canadian dollar, lower equity market levels for the first half of 2003 compared to 2002 and the low interest rate environment in the U.S. Total earnings of $711 million, which include shareholder and policyholder earnings, increased $385 million compared to the results for the first half of the year in 2002.

Shareholder net income increased seven per cent or $23 million from the first quarter of 2003. This increase was primarily due to the improvement in equity market levels in the quarter and a strong performance in the Canadian operations, which more than offset the declines caused by the weaker foreign currencies. The impact of rising equity markets is evidenced by the rise in the S&P 500 Index daily average to 938 for the second quarter of 2003. This represented a rise of 8.9 per cent from the 861 average in the first quarter of 2003. Earnings at MFS increased by 50 per cent in the second quarter over the first quarter of 2003 as the result of the higher equity markets. In the U.S. operations, earnings were up 17 per cent over the first quarter of 2003, despite a weaker U.S. dollar, with increases in all major lines of business. The U.S. Annuities division results benefited from the improved equity markets performance, the actions taken to mitigate the impact of the persistently low interest rates and spread compression, and lower bond provisions.

Return on equity ("ROE") for the second quarter of 2003 declined relative to the ROE in the second quarter of 2002 excluding special items, reflecting the increase in average equity related to the goodwill and intangibles arising from the acquisition of Clarica. ROE for the second quarter of 2003 was 10.3 per cent, compared to 9.3 per cent in the first quarter of 2003 and 2.8 per cent in the second quarter of 2002. ROE in the second quarter of 2002, after excluding special items, was 11.7 per cent.

In the second quarter of 2003 the Company continued its share buyback program, and had repurchased year-to-date approximately 11 million common shares by the end of June. This, along with stronger earnings performance, helped to increase ROE by 100 basis points over the ROE reported in the first quarter of 2003.

Earnings in both the U.S. and the U.K. were impacted this quarter by a weakening in foreign currencies relative to the Canadian dollar. The impact of the strengthening of the Canadian dollar on earnings this quarter was a reduction of $13 million or two cents per share compared to first quarter 2003 average currency rates.

PREMIUM, DEPOSITS AND FUND SALES

($ millions)		Quarterly Results				Year to Date	
	Q2'03	Q1'03	Q4'02	Q3'02	Q2'02	2003	2002
Premiums							
Annuities	1,288	1,549	1,456	1,629	2,229	2,837	4,317
Life Insurance	1,581	1,523	1,781	1,490	1,180	3,104	2,132
Health Insurance	566	592	616	577	466	1,158	877
Total Premium Revenue	3,435	3,664	3,853	3,696	3,875	7,099	7,326
Segregated Fund Deposits	1,424	1,271	2,329	1,314	1,478	2,695	2,999
Mutual Funds – Gross Sales	7,527	7,650	7,084	6,943	8,040	15,177	17,641
Managed Funds – Gross Sales	7,045	5,685	8,278	5,635	7,726	12,730	15,770
Total Premiums, Deposits and Fund Sales	19,431	18,270	21,544	17,588	21,119	37,701	43,736

Combined growth for segregated and managed fund deposits of $1.5 billion led to an overall increase of $1.2 billion in total premiums, deposits and fund sales between the first and second quarter of 2003. Higher life insurance premiums, mostly in Sun Life Financial U.S. operations, were somewhat offset by reduced fixed annuity deposits. The strengthening of the Canadian dollar against foreign currencies decreased the reported amounts by $1.3 billion compared to the first quarter levels.

Second quarter 2003 premiums, deposits and fund sales were down by $1.7 billion when compared to the second quarter of 2002, primarily due to currency fluctuations, which reduced the total amounts by $1.7 billion. Growth in premiums in Sun Life Financial Canada mainly arising from the acquisition of Clarica and higher Sun Life Financial U.S. life premiums were offset by lower annuity premiums mainly due to the cessation of European Medium Term Note ("EMTN") sales and lower fixed annuity sales in the U.S. operations. Mutual and managed fund sales in the second quarter of 2003 were down $1.2 billion compared to the second quarter of 2002 due to the effect of currency fluctuations, which reduced second quarter 2003 amounts by $1.5 billion.

Year-to-date 2003 total premiums, deposits and fund sales were lower than in 2002 by $6.0 billion with currency fluctuations accounting for $2.5 billion of the reduction. Higher premiums as a result of the Clarica acquisition were offset by lower sales of EMTN and fixed annuities in the U.S. operations. Mutual and managed fund sales were lower by $2.1 billion due to currency fluctuations and $5.5 billion overall mainly as a result of the volatile equity markets.

Performance by Operating Unit
Sun Life Financial Canada

	Quarterly Results					Year to Date	
	Q2'03	Q1'03	Q4'02	Q3'02	Q2'02	2003	2002
Revenues ($ millions)	2,112	2,150	2,199	2,059	1,323	4,262	2,305
Net Income ($ millions)	218	184	185	173	94	402	155
ROE (%)	12.7	10.7	10.8	9.9	12.1	11.7	14.4

In the second quarter of 2003, Sun Life Financial Canada earned $218 million, an increase of $124 million, or 132 per cent, over the $94 million earned in the second quarter of 2002. The increase in earnings was primarily due to the inclusion of three months of earnings from the Clarica operations, acquired at the end of May 2002, compared to one month in 2002. Improved Retail Life Insurance earnings and strong Group Benefits results also contributed significantly.

Year-to-date earnings for Sun Life Financial Canada were up $247 million from the same period the previous year. The improvement was mostly due to additional earnings as the result of the Clarica acquisition in May 2002, strong Retail Life Insurance results and favourable mortality and morbidity in Group Benefits.

The integration of the Clarica operations continues to proceed on plan and will be substantially complete by the end of 2003. To date, over 75 per cent of the integration synergies have been achieved and the combination, which was eight cents accretive to earnings per share in the second quarter of 2003 and was 13 cents accretive year-to-date, is on track to exceed the targeted accretion of 20 cents for 2003.

NET INCOME/(LOSS)

($ millions)	Quarterly Results					Year to Date	
	Q2'03	Q1'03	Q4'02	Q3'02	Q2'02	2003	2002
Retail Life Insurance	68	49	57	49	23	117	34
Group Benefits	64	62	61	44	29	126	52
Reinsurance	17	15	7	18	7	32	7
Group Retirement Services	22	19	18	18	13	41	21
Retail and Other Wealth Management	38	41	38	27	21	79	32
Investment Portfolio and Other	9	(2)	4	17	1	7	9
Total	218	184	185	173	94	402	155

- Retail Life Insurance reported earnings of $68 million for the current quarter, an increase of $45 million from the second quarter of 2002, and an increase of $19 million over the first quarter of 2003. Earnings were up from the prior year due to the addition of Clarica's operations. Results in the second quarter of 2003 have also benefited from lower unit expenses resulting from synergies from the Clarica acquisition.

- Group Benefits earned $64 million in the second quarter of 2003, an increase of $35 million from the second quarter of 2002, due to improved mortality and morbidity experience and the addition of Clarica's operations. Earnings in the second quarter improved by $2 million compared to the first quarter with better mortality offset by weaker morbidity.

- Reinsurance earned $17 million in the second quarter of 2003, up $10 million from the prior year due to the addition of Clarica's operations.

- Group Retirement Services earned $22 million in the second quarter of 2003, an increase of $9 million over the second quarter of 2002 due to the addition of Clarica's operations. Results in the second quarter of 2003 improved from the first quarter due to lower expenses and improved equity markets.

- Retail and Other Wealth Management earned $38 million in the second quarter of 2003, compared to $21 million in the second quarter of 2002, an increase of $17 million. This increase resulted from the addition of Clarica operations and stronger returns from market-based fund business, including the 34 per cent equity ownership of CI Fund Management Inc. ("CI"). Second quarter 2003 earnings from CI were partially offset by an $8 million after-tax charge resulting from CI's change in accounting policy for stock-based compensation.

Sun Life Financial U.S.

	Quarterly Results					Year to Date	
	Q2'03	Q1'03	Q4'02	Q3'02	Q2'02	2003	2002
Revenues ($ millions)	2,627	2,620	2,757	2,559	3,247	5,247	6,561
Net Income ($ millions)	63	54	100	101	75	117	173
ROE (%)	6.0	4.8	7.3	7.4	6.1	5.4	7.2

Earnings decreased $12 million or 16 per cent compared to the second quarter of 2002 and $56 million on a year-to-date basis, primarily due to: (i) relatively weaker equity markets in 2003 compared to 2002; (ii) spread compression in fixed annuities; and (iii) declines in the currency exchange rate; which were partially offset by (iv) lower bond provisions in 2003 than in 2002.

Sun Life Financial U.S. earnings increased $9 million or 17 per cent compared to the first quarter of 2003, due to improving equity markets and lower bond provisions. Improvement in earnings from the underlying operations in Sun Life Financial U.S. were offset by the impact of currency exchange rates, which reduced earnings by $5 million.

NET INCOME/(LOSS)

($ millions)	Quarterly Results					Year to Date	
	Q2'03	Q1'03	Q4'02	Q3'02	Q2'02	2003	2002
Annuities	29	25	57	69	80	54	143
Individual Life	28	24	32	31	23	52	55
Group Life and Health	12	9	18	7	12	21	24
Investment Portfolio and Other	(6)	(4)	(7)	(15)	(43)	(10)	(52)
Clarica U.S.	–	–	–	9	3	–	3
Total	63	54	100	101	75	117	173

• The Annuities division reported an earnings increase of $4 million or 16 per cent compared to the first quarter of 2003. Earnings decreased $51 million or 64 per cent compared to the second quarter of 2002 due to spread compression and relatively weaker equity markets. Earnings in the second quarter of 2002 had also benefited from improved asset-liability matching.

• Individual Life earnings increased $4 million or 17 per cent compared to the first quarter of 2003 and increased $5 million or 22 per cent over the second quarter of 2002 primarily driven by continued growth in the Universal Life product line.

• Group Life & Health earnings increased $3 million or 33 per cent over the first quarter of 2003 and were flat compared to earnings in the second quarter of 2002. The primary reason for the improved profitability compared to the first quarter of 2003 is lower disability claims and continued premium revenue growth.

• Investment Portfolio & Other losses increased $2 million from the first quarter of 2003 and improved by $37 million from the second quarter of 2002. The increase in the loss compared to first quarter of 2003 is primarily due to restructuring costs related to expense management initiatives. The favourable comparison to the second quarter of 2002 is primarily due to lower bond provisions.

MFS Investment Management

	Quarterly Results					Year to Date	
	Q2'03	Q1'03	Q4'02	Q3'02	Q2'02	2003	2002
Revenues ($ millions)	411	408	441	457	538	819	1,081
Net Income ($ millions)	42	28	30	39	58	70	105
ROE (%)	72.3	40.1	36.0	43.0	59.4	54.7	51.6
Average Net Assets ($ billions)	170	169	176	176	204	170	210

MFS Investment Management contributed $42 million to Sun Life Financial's net income in the second quarter of 2003, a decline of $16 million, or 28 per cent, relative to the $58 million contributed in the second quarter of 2002. Though equity markets rallied during the current quarter with the S&P 500 Index daily average up 8.9 per cent, the average index level was still down 12.3 per cent compared to the second quarter of 2002. Average net assets under management ("ANA") were $170 billion in the second quarter of 2003, a decline of $34 billion, or 17 per cent relative to the second quarter of 2002. The strengthening of the Canadian dollar against the U.S. currency reduced the reported ANA by approximately 10 per cent.

5

(MFS Investment Management continued)

Year-to-date earnings were $35 million lower due to lower equity markets in the first half of 2003 compared to the same period in 2002 and the strengthening of the Canadian dollar against the U.S. currency, which reduced 2003 earnings $6 million compared to earnings at 2002 rates.

The earnings trend was positive compared to first quarter of 2003. MFS' contribution to Sun Life Financial's net income increased by $14 million, or 50 per cent compared to the first quarter of 2003 contribution of $28 million. On a U.S. dollar basis, MFS' earnings increase over the first quarter was 61 per cent. Growth in average net assets and total revenues combined with continued diligence on operating expense savings to produce a significant earnings gain, despite further erosion from the strengthening Canadian dollar.

	Quarterly Results					Year to Date	
	Q2'03	Q1'03	Q4'02	Q3'02	Q2'02	2003	2002
Assets Under Management ($ billions)	171	166	179	171	187	171	187
Net New Sales ($ billions)	4.1	2.0	1.4	(2.6)	1.7	6.1	6.3
Market/Currency Movement ($ billions)	1.1	(14.8)	7.0	(13.5)	(35.8)	(13.7)	(39.0)

• Assets Under Management ended the second quarter of 2003 at $171 billion (US$128 billion) for an increase of $5 billion during the quarter. Strong net new sales and positive market movement more than offset a decline of 10 per cent due to currency movement.

• MFS generated strong net sales of $4.1 billion (US$3.0 billion) for the second quarter. Positive net flows from retail mutual funds, institutional products, managed accounts and offshore products offset continued weakness in the variable annuity markets.

• Based on Lipper data, 71 per cent of MFS' equity funds and 87 per cent of its fixed income funds were in the top two quartiles for three-year performance through June 30, 2003.

• MFS was ranked #10 among U.S. retail mutual fund companies with US$70 billion in long-term mutual fund assets under management as of June 30, 2003.

Sun Life Financial Asia

	Quarterly Results					Year to Date	
	Q2'03	Q1'03	Q4'02	Q3'02	Q2'02	2003	2002
Revenues ($ millions)	140	145	192	161	185	285	308
Philippine Operations	11	8	11	12	9	19	18
Other Asian Operations	(5)	(1)	1	(6)	(5)	(6)	(12)
Net Income/(Loss) ($ millions)	6	7	12	6	4	13	6
ROE (%)	5.9	5.6	9.4	4.9	3.3	5.8	2.4

Second quarter 2003 Sun Life Financial Asia earnings were up $2 million from the second quarter of 2002. Year-to-date shareholder earnings were up $7 million primarily due to better operating results in Hong Kong and India wealth management operations.

Business conditions for Sun Life Financial Asia in the second quarter of 2003 were challenging. Volatile economic conditions not only affected investment income, but also drove down sales performance as volatility caused lower customer demand for equity-linked products. Sales were further affected by the SARS outbreak in April, but have started to show improvement in China and Hong Kong towards the end of the second quarter. In India, sales for the second quarter were up 42 per cent over sales in the second quarter of 2002.

Sun Life Financial U.K.

			Quarterly Results			Year to Date	
	Q2'03	Q1'03	Q4'02	Q3'02	Q2'02	2003	2002
Net Income ($ millions)	43	50	48	34	66	93	108
ROE (%)	18.3	19.5	20.4	14.8	32.7	19.1	26.6

Sun Life Financial U.K. second quarter 2003 earnings decreased by $23 million relative to second quarter 2002 earnings. The decrease in earnings is primarily due to (i) a $22 million release of tax contingencies to reflect a settlement of prior years' outstanding tax issues with Inland Revenue in the U.K., included in the second quarter of 2002; (ii) the impact of reduced earnings in the Group Insurance business, primarily due to the sale of the business in the first quarter of 2003; offset by (iii) reduced expenses in the second quarter of 2003.

Earnings decreased by $7 million over the first quarter of 2003, mainly due to the positive impact of reinsurance treaties in the first quarter of 2003, partially offset by improved claims experience in the run-off Group Life business.

Sun Life Financial U.K. year-to-date 2003 earnings were $93 million, a decrease of $15 million from year-to-date earnings in 2002. The decrease in earnings was primarily attributable to a reduction in Group Insurance reflecting both very good claims experience in 2002 and the sale of the business in the first quarter of 2003.

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial's other operating units and the earnings for the accident and health reinsurance line.

			Quarterly Results			Year to Date	
	Q2'03	Q1'03	Q4'02	Q3'02	Q2'02	2003	2002
Net Income/(Loss) ($ millions)	(6)	20	(65)	8	(226)	14	(220)

Corporate Capital reported a loss of $6 million in the second quarter of 2003 compared to a loss of $226 million in the comparable period a year earlier. The decreased loss of $220 million was primarily due to (i) a $217 million after-tax restructuring charge related to the Clarica acquisition that was incurred in the second quarter of 2002; and (ii) increased investment income on capital transferred from operating business units; largely offset by (iii) higher shareholder-related costs due to the increased number of shareholders as the result of the Clarica acquisition.

Compared with the first quarter of 2003, second quarter Corporate Capital earnings decreased $26 million. The decrease was primarily due to the first quarter gain arising from the disposition of the U.K. Group Insurance business and the impact of a strengthening Canadian currency on U.S. dollar denominated investment income.

Year-to-date 2003 earnings have improved by $234 million over year-to-date 2002. This improvement was primarily due to the $217 million restructuring charge included in the year-to-date 2002 results, the gain arising from the disposition of the U.K. Group Insurance business, partially offset by the impact of a strengthening Canadian currency on U.S. dollar denominated investment income.

Additional Financial Disclosure
REVENUE

Total revenue in the second quarter was $5.6 billion, a decrease of $253 million, or 4.3 per cent, compared to the $5.8 billion recorded in the quarter ending June 30, 2002. The decline in revenues was partially due to the weaker foreign currencies relative to the Canadian dollar, which had the effect of reducing reported revenues by $348 million compared to 2002 rates. Revenues in Sun Life Financial Canada increased by $789 million primarily due to the acquisition of Clarica. The second quarter of 2002 results included only one month of revenues subsequent to the acquisition. The increase in Sun Life Financial Canada revenues was offset by lower revenues for U.S. annuities and reduced fee income in MFS due to market declines. The S&P daily average for the second quarter of 2003 was 938 compared to 1,070 for the second quarter of 2002.

Year-to-date revenues were $67 million higher than in 2002, with increases in Sun Life Financial Canada from the Clarica acquisition mostly offset by lower U.S. annuity revenues, decreased MFS fee income, lower Sun Life Financial U.K. revenues and declines due to currency fluctuations.

Second quarter 2003 annuity premiums were lower than the second quarter of 2002 by $941 million. U.S. fixed annuity premiums were $997 million lower, including a decline of $113 million due to the strengthening of the Canadian dollar against U.S. currency and a reduction of $550 million due to lower sales of EMTN. The decline in U.S. fixed annuity premiums was partially offset by an increase in Sun Life Financial Canada due to the Clarica acquisition.

Life and health premiums of $2.1 billion were $501 million higher than the second quarter of 2002, mainly because of the Clarica acquisition and higher U.S. individual life insurance premiums.

Investment income was $324 million higher in the second quarter of 2003 compared to the second quarter of 2002, primarily due to the additional two months of Clarica investment income in 2003.

Fee income of $684 million in the second quarter of 2003 was $137 million lower than the second quarter of 2002 mainly due to declines in equity markets between those two periods and currency fluctuation, which reduced fee income in Sun Life Financial U.S. and MFS. Fee income in Sun Life Financial U.S. and MFS increased by $5 million during the second quarter compared to the first quarter of 2003 and was up $50 million excluding the negative impact of currency exchange rates, reflecting the improvement in equity markets.

ASSETS UNDER MANAGEMENT

At June 30, 2003, assets under management were $342.2 billion, an increase of $5.4 billion or 1.6 per cent relative to the $336.8 billion at March 31, 2003. The increase in assets under management during the quarter was primarily the result of (i) net sales of mutual, managed and segregated funds of $5.3 billion; (ii) other business growth; and (iii) market value increases of $22.1 billion, partially offset by unfavourable changes of $23.2 billion due to currency fluctuations. Assets under management exclude Sun Life Financial's pro rata share of the $33.9 billion of assets managed by CI.

On a year-over-year basis, assets under management decreased by $26.5 billion or 7.2 per cent relative to the $368.7 billion at June 30, 2002. The year-over-year decrease was primarily the result of (i) unfavourable changes of $27.1 billion due to currency fluctuations; and (ii) the sale of Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico") to CI, and Clarica U.S., Inc. ("Clarica U.S.") which had combined assets of $14.5 billion at June 30, 2002; partially offset by (iii) net sales of mutual, managed and segregated funds of $9.0 billion and business growth in general funds.

CHANGES IN BALANCE SHEET AND SHAREHOLDERS' EQUITY

Total general fund assets of $111.6 billion at June 30, 2003 were $4.2 billion lower than the March 31, 2003 balance of $115.8 billion. An increase in general fund assets due to business growth was more than offset by a decrease due to the strengthening of the Canadian dollar, which decreased June 30, 2003 assets by $5.4 billion compared to March 31, 2003 levels.

Total general fund assets at the end of the second quarter of 2003 were down $6.3 billion from the levels at the end of the second quarter of 2002 primarily due to the strengthening of the Canadian dollar, which reduced asset values by $6.3 billion. The reduction of $5.3 billion due to the sale of Clarica U.S. in December 2002 was offset by business growth in other areas.

The second quarter of 2002 reflected, for the first time, the acquisition of Clarica, which increased the total general fund assets by $37.4 billion. During the quarter this amount was increased by a net $14 million, reflecting the correction of errors identified in the purchase equation, as detailed in the financial statements.

Shareholders' equity was $13.9 billion at June 30, 2003, a decrease of $593 million from March 31, 2003. Second quarter shareholders' net income, before stock option costs of $8 million, contributed $374 million, which was partially offset by dividend payments of $103 million in the quarter. Purchase and cancellation of common shares reduced shareholders' equity by $201 million. Shareholders' equity decreased by $665 million primarily due to a stronger Canadian dollar.

CASH FLOWS

Net cash outflows for the second quarter of 2003 were $667 million compared to cash inflows of $2,594 million in the second quarter of 2002. Net cash provided by operating activities was lower by $250 million mainly due to lower U.S. fixed annuity premiums, partly offset by increased cash flows resulting from the Clarica acquisition. Net cash provided by financing activities in the second quarter of 2002 included $1 billion for issuance of subordinated debt and Sun Life ExchangEable Capital Securities – Series B ("SLEECS"). Second quarter 2003 included $201 million for share buybacks. Net cash provided by investing activities included $2.7 billion in net cash acquired as a result of the Clarica acquisition.

Year-to-date cash outflows in 2003 were $349 million compared to inflows of $2.6 billion in 2002. The decrease was mainly due to the $2.7 billion net cash acquired in 2002 as a result of the Clarica acquisition and the $1 billion of proceeds from the issuance of subordinated debt and SLEECS in 2002 less cash of $317 million used for share repurchases in 2003 and increased 2003 dividends of $87 million.

SHARE REPURCHASE PROGRAM

On February 12, 2003, Sun Life Financial Inc. announced that the Board of Directors had authorized the purchase of up to approximately 31 million common shares of the Company, representing approximately five per cent of its issued and outstanding common shares. This repurchase program covers the period from February 14, 2003 to January 5, 2004. As part of the share repurchase program, the Company purchased and cancelled 7 million of its common shares during the second quarter of 2003. As of June 30, 2003, the Company had 606.1 million common shares issued and outstanding.

RISK MANAGEMENT

The Company, through its ongoing risk management procedures, reviews risk factors and reports to senior management on a monthly basis. The results of these monthly risk review meetings are also reported to the Board of Directors' Risk Review Committee, which meets four times a year. The Company's risk management procedures and risk factors are described in its annual Management's Discussion and Analysis and Annual Information Form.

OUTLOOK

Certain of the Company's businesses – particularly its wealth management businesses – are exposed to fluctuations in equity markets and interest rate levels. The Company's strategies to mitigate the impact of volatile market conditions have succeeded in maintaining stable financial results. The Company has undertaken measures, including changes in commissions paid, new product introductions, operating expense reductions and hedging activities, to partially mitigate the impact of current economic conditions. Further market fluctuations could, however, have an adverse impact on future earnings.

Certain portions of the Company's earnings are denominated in foreign currencies. During the second quarter of 2003 the weakening of the foreign currencies relative to the Canadian dollar, compared to the previous quarter, reduced earnings by approximately $13 million and assets under management by $23.2 billion.

The Company holds $65.5 billion in bonds as part of its general fund assets, of which 96 per cent are investment grade. In the second quarter of 2003, the Company took pre-tax provisions of $38 million to reflect potential impairments in its invested assets. Given the high percentage of investment grade holdings and the provisions taken to date, the Company is well positioned overall; however, it is not immune from adverse credit events. The Company continues to monitor the adequacy of its provisions on an ongoing basis.

RECENT EVENTS

- In the second quarter of 2003, the Company continued its share repurchase program, announced on February 12, 2003. As of July 25, 2003, the Company has repurchased approximately 14 million common shares.

- On July 2, 2003, Sun Life Financial Services of Canada Inc. changed its name to Sun Life Financial Inc., pursuant to Letters Patent of Amendment. The name change was approved by shareholders at the Company's Annual Meeting on June 4, 2003. The name of the Company's principal insurance operating company, Sun Life Assurance Company of Canada, remains unchanged.

- On June 4, 2003, immediately following the Company's Annual Meeting, William W. Stinson, formerly Lead Director, was appointed Chairman of the Board of Directors for both Sun Life Financial Inc. and Sun Life Assurance Company of Canada. Donald A. Stewart will continue as Chief Executive Officer and as an ongoing member of the two Boards. At the Company's Annual Meeting, the shareholders approved the change in the election term of Directors from rotating three-year terms to an annual election.

- In the Management Information Circular dated June 4, 2003, the Company announced its decision to eliminate the distribution of stock options to Directors as well as the establishment of Restricted Share Unit Plans ("RSUs") for senior executives as a form of compensation.

- On May 27, 2003, Sun Life Financial U.S. announced the launch of its *Secured Returns* principal protection rider to complement its variable annuity product line-up. *Secured Returns* is designed to guarantee the principal of a client's investment regardless of how the underlying investment options perform, and lets investors choose either a Guaranteed Minimum Accumulation Benefit ("GMAB") or a Guaranteed Minimum Withdrawal Benefit ("GMWB").

- On April 18, 2003, the Company's joint venture operation in China launched its par retirement and par whole life endowment products. The par whole life product is the first of its kind to be offered in Tianjin.

- On June 9, 2003, the Company launched *Annuity 100* in Hong Kong, an investment-linked life insurance product with an annuity option. *Annuity 100* is the first plan of its kind in Hong Kong that offers investment-linked savings coupled with retirement payment options.

FORWARD-LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements with respect to the Company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Consolidated Statements of Operations

(unaudited, in millions of Canadian dollars, except for per share amounts)	FOR THE THREE MONTHS ENDED JUNE 30 2003	JUNE 30 2002	FOR THE SIX MONTHS ENDED JUNE 30 2003	JUNE 30 2002
REVENUE				
Premium income:				
Annuities	$ 1,288	$ 2,229	$ 2,837	$ 4,317
Life insurance	1,581	1,180	3,104	2,132
Health insurance	566	466	1,158	877
	3,435	3,875	7,099	7,326
Net investment income	1,460	1,136	2,849	2,303
Fee income	684	821	1,389	1,641
	5,579	5,832	11,337	11,270
POLICY BENEFITS AND EXPENSES				
Payments to policyholders, beneficiaries and depositors:				
Maturities and surrenders	1,753	1,369	2,905	2,753
Annuity payments	401	349	815	597
Death and disability benefits	638	426	1,311	764
Health benefits	344	345	761	659
Policyholder dividends and interest on claims and deposits	308	233	631	441
	3,444	2,722	6,423	5,214
Net transfers to segregated funds	143	316	119	827
Increase in actuarial liabilities	218	1,364	1,320	2,322
Commissions	449	481	915	932
Operating expenses	705	781	1,375	1,356
Premium taxes	45	26	89	57
Interest expense	53	39	108	77
	5,057	5,729	10,349	10,785
OPERATING INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	522	103	988	485
Income taxes	133	15	238	122
Non-controlling interests in net income of subsidiaries	20	19	39	40
NET INCOME FROM CONTINUING OPERATIONS	369	69	711	323
Income from discontinued operations, net of income taxes (Note 4)	–	3	–	3
TOTAL NET INCOME	369	72	711	326
Less:				
Participating policyholders' net income (loss)	3	1	2	(1)
SHAREHOLDERS' NET INCOME	$ 366	$ 71	$ 709	$ 327
Basic earnings per share from continuing operations (Note 7)	$ 0.60	$ 0.13	$ 1.16	$ 0.69
Basic earnings per share (Note 7)	$ 0.60	$ 0.14	$ 1.16	$ 0.70
Diluted earnings per share from continuing operations (Note 7)	$ 0.60	$ 0.13	$ 1.15	$ 0.69
Diluted earnings per share (Note 7)	$ 0.60	$ 0.14	$ 1.15	$ 0.70

The attached notes form part of these interim consolidated financial statements.

Consolidated Balance Sheets

	AS AT		
(unaudited, in millions of Canadian dollars)	JUNE 30 2003	DECEMBER 31 2002*	JUNE 30 2002*
ASSETS			
Bonds	$ 65,455	$ 73,367	$ 67,410
Mortgages	14,138	15,799	15,628
Stocks	3,324	4,221	4,791
Real estate	3,005	3,223	3,288
Cash, cash equivalents and short-term securities	6,463	7,152	7,030
Policy loans and other invested assets	5,986	6,726	5,921
Total invested assets	98,371	110,488	104,068
Goodwill	5,640	5,969	5,825
Other assets	7,544	6,995	8,066
Total general fund assets	$111,555	$123,452	$117,959
Segregated funds net assets	$ 49,746	$ 52,755	$ 53,603
LIABILITIES AND EQUITY			
Actuarial liabilities and other policy liabilities	$ 78,385	$ 89,912	$ 84,724
Amounts on deposit	3,067	3,262	3,170
Deferred net realized gains	3,088	3,456	3,460
Other liabilities	9,044	7,635	8,377
Total general fund liabilities	93,584	104,265	99,731
Subordinated debt	1,903	1,974	1,996
Cumulative capital securities of a subsidiary	804	948	906
Non-controlling interests in subsidiaries	1,333	1,356	1,370
Total equity	13,931	14,909	13,956
Total general fund liabilities and equity	$111,555	$123,452	$117,959
Segregated funds contract liabilities	$ 49,746	$ 52,755	$ 53,603

* As restated *(Note 3)*

The attached notes form part of these interim consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart.

Donald A. Stewart
Chief Executive Officer

R. W. Osborne

Ronald W. Osborne
Director

Consolidated Statements of Equity

(unaudited, in millions of Canadian dollars)	Participating Policyholders	Shareholders	FOR THE SIX MONTHS ENDED JUNE 30 2003	JUNE 30 2002
SHARE CAPITAL				
Balance, beginning of period	$ –	$ 7,477	$ 7,477	$ 1,100
Common shares issued, net of issuance costs and fair value of stock options granted as consideration for business acquisition *(Note 3)*	–	63	63	6,329
Stock option compensation	–	16	16	7
Stock options exercised	–	3	3	24
Common shares purchased for cancellation *(Note 6)*	–	(136)	(136)	–
Balance, end of period	–	7,423	7,423	7,460
RETAINED EARNINGS				
Balance, beginning of period	73	6,621	6,694	5,994
Balance of participating policyholders' account of Clarica Life Insurance Company at date of acquisition	–	–	–	(3)
Net income	2	709	711	326
Dividends on common shares	–	(208)	(208)	(121)
Common shares purchased for cancellation *(Note 6)*	–	(181)	(181)	–
Balance, end of period	75	6,941	7,016	6,196
CURRENCY TRANSLATION ACCOUNT				
Balance, beginning of period	3	735	738	631
Changes for the period	(7)	(1,239)	(1,246)	(331)
Balance, end of period	(4)	(504)	(508)	300
Total equity	$ 71	$ 13,860	$ 13,931	$ 13,956

The attached notes form part of these interim consolidated financial statements.

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of Canadian dollars)	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED	
	JUNE 30 2003	JUNE 30 2002	JUNE 30 2003	JUNE 30 2002
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Net income from continuing operations	$ 369	$ 69	$ 711	$ 323
New mutual fund business acquisition costs capitalized	(46)	(43)	(87)	(99)
Redemption fees of mutual funds	19	30	40	59
Items not affecting cash	130	666	1,587	1,635
Net cash provided by operating activities	472	722	2,251	1,918
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES				
Borrowed funds	(50)	(120)	65	(54)
Issuance of subordinated debt	–	799	–	799
Redemption of subordinated debt	–	–	–	(300)
Issuance of Sun Life ExchangEable Capital Securities – Series B	–	200	–	200
Issuance of common shares on exercise of stock options	2	24	3	24
Shares purchased for cancellation (Note 6)	(201)	–	(317)	–
Dividends paid on common shares	(103)	(61)	(208)	(121)
Net cash provided by (used in) financing activities	(352)	842	(457)	548
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES				
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	10,437	7,358	18,912	15,855
Purchases of bonds, mortgages, stocks and real estate	(11,461)	(9,231)	(21,048)	(19,291)
Policy loans	(36)	(93)	(62)	(103)
Short-term securities	422	320	228	1,060
Other investments	50	68	(28)	16
Net cash held by acquiree at date of acquisition	–	2,749	–	2,749
Net cash provided by (used in) investing activities	(588)	1,171	(1,998)	286
Net cash provided by (used in) discontinued operations	–	(38)	273	(38)
Changes due to fluctuations in exchange rates	(199)	(103)	(418)	(113)
Increase (decrease) in cash and cash equivalents	(667)	2,594	(349)	2,601
Cash and cash equivalents, beginning of period	4,474	2,590	4,156	2,583
Cash and cash equivalents, end of period	3,807	5,184	3,807	5,184
Short-term securities, end of period	2,656	1,846	2,656	1,846
Cash, cash equivalents and short-term securities, end of period	$ 6,463	$ 7,030	$ 6,463	$ 7,030
Supplementary Information				
Cash and cash equivalents:				
Cash			$ 368	$ 524
Cash equivalents			3,439	4,660
			$ 3,807	$ 5,184
Cash disbursements made for:				
Interest on borrowed funds, subordinated debt and cumulative capital securities	$ 102	$ 62	$ 107	$ 80
Income taxes, net of refunds	$ 44	$ 161	$ 50	$ 244

The attached notes form part of these interim consolidated financial statements.

Consolidated Statements of Changes in Segregated Funds Net Assets

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED	
	JUNE 30	JUNE 30	JUNE 30	JUNE 30
(unaudited, in millions of Canadian dollars)	2003	2002	2003	2002
ADDITIONS (REDUCTIONS) TO SEGREGATED FUNDS				
Deposits:				
Annuities	$ 1,263	$ 1,403	$ 2,466	$ 2,636
Life insurance	161	75	229	363
	1,424	1,478	2,695	2,999
Net transfers from general funds	143	316	119	827
Net realized and unrealized gains (losses)	3,811	(5,203)	2,035	(5,319)
Other investment income	450	488	744	685
	5,828	(2,921)	5,593	(808)
DEDUCTIONS FROM SEGREGATED FUNDS				
Payments to policyholders and their beneficiaries	1,561	1,781	3,509	3,434
Management fees	140	148	270	287
Taxes and other expenses	32	(5)	58	30
Effect of changes in currency exchange rates	2,532	1,448	4,765	1,575
	4,265	3,372	8,602	5,326
Net additions (reductions) to segregated funds for the period	1,563	(6,293)	(3,009)	(6,134)
Acquisition	–	11,193	–	11,193
Segregated funds net assets, beginning of period	48,183	48,703	52,755	48,544
Segregated funds net assets, end of period	$ 49,746	$ 53,603	$ 49,746	$ 53,603

Consolidated Statements of Segregated Funds Net Assets

	AS AT		
	JUNE 30	DECEMBER 31	JUNE 30
(unaudited, in millions of Canadian dollars)	2003	2002	2002
ASSETS			
Segregated and mutual fund units	$ 36,947	$ 38,377	$ 39,917
Stocks	6,900	7,452	8,324
Bonds	5,198	5,896	4,293
Cash, cash equivalents and short-term securities	1,373	1,530	995
Real estate	123	170	276
Mortgages	121	146	138
Other assets	1,498	965	367
	52,160	54,536	54,310
LIABILITIES	2,414	1,781	707
Net assets attributable to segregated funds policyholders	$ 49,746	$ 52,755	$ 53,603

The attached notes form part of these interim consolidated financial statements.

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1. Basis of Presentation

Sun Life Financial Inc. (formerly Sun Life Financial Services of Canada Inc.) and its subsidiaries are collectively referred to as "the Company". Sun Life Financial Inc. prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada. These interim consolidated financial statements follow the same accounting policies and methods of computation as the annual 2002 consolidated financial statements, with the exception of the changes in accounting policies as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2. Changes in Accounting Policies

Disposal of Long-Lived Assets and Discontinued Operations: In the fourth quarter of 2002, the Company adopted the new accounting requirements in the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, effective January 1, 2002 for transactions occurring on or after January 1, 2002 and discontinued operations existing at that date.

This standard establishes the accounting requirements for long-lived assets to be disposed of by sale and discontinued operations and requires that those long-lived assets be measured at the lower of their carrying amounts or fair values less costs to sell. It broadens the reporting of discontinued operations to include all components of an entity with operations and cash flows that can be distinguished from the rest of the Company. Discontinued operations will no longer include future operating losses, other than to the extent they are included in the fair value of the asset.

As a result of adopting this standard, the Company has reclassified revenues, expenses and cash flows of its accident and health reinsurance and guaranteed minimum income benefit businesses to continuing operations for 2002, as this line of business no longer qualifies as a discontinued operation. This reclassification had no impact on net income. However, Clarica U.S., Inc. (Clarica U.S.) met the requirements to be classified as a discontinued operation, based upon the formal plan of disposal approved in 2002 and its designation as a held-for-sale investment. The sale of Clarica U.S. closed on January 7, 2003 as described in Note 4.

Disclosure of Guarantees: The Company adopted the new accounting requirements in CICA Handbook Accounting Guideline 14, Disclosure of Guarantees, on January 1, 2003. This Accounting Guideline requires that significant guarantees and indemnification agreements provided by a guarantor be disclosed without regard to whether the guarantor will have to make any payments under the guarantees or the indemnification agreements. Letters of credit and indemnities given by the Company were disclosed in Note 26 of the 2002 annual consolidated financial statements. There have been no material changes, for the period ended June 30, 2003, to the disclosures related to the guarantees and indemnification agreements as reported in the most recent annual consolidated financial statements.

Impaired Loans: The Company adopted the new accounting requirements in CICA Handbook Section 3025, Impaired Loans, to asset foreclosures occurring on and after May 1, 2003. A long-lived foreclosed asset is classified as held for sale only if certain criteria in the CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, are met. A long-lived foreclosed asset classified as held for sale is measured at fair value less cost to sell. Foreclosed assets, other than long-lived assets that meet the criteria to be classified as held for sale, are initially measured at fair value. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, a gain or loss will be recorded at the time of foreclosure. This change in accounting policy did not have a material impact on these interim consolidated financial statements.

3. Acquisitions

Effective March 20, 2003, the Company increased its ownership percentage in CI Fund Management Inc. (CI) from 31.7% to 34% by issuing approximately two million common shares of Sun Life Financial Inc. in exchange for approximately five million common shares of CI. The two million common shares of Sun Life Financial Inc. were recorded at a total fair value of $63. The acquired unamortized intangible asset consists of fund management contracts of $43. The investment is accounted for using the equity method of accounting and is included in other invested assets on the consolidated balance sheets.

The transaction is summarized below:

	CI
Percentage of shares acquired	2.3%
Net balance sheet assets acquired:	
Invested assets	$ 1
Other assets	44
	45
Other liabilities	17
	$ 28
Consideration:	
Common shares issued	$ 63
Goodwill on acquisition	$ 35

In the second quarter of 2003 the Company reviewed the fair value calculations for certain non-marketable securities and the reserves for the run-off reinsurance related to the acquisition of Clarica Life Insurance Company (Clarica). For the non-marketable securities it was identified that the fair value was overstated. For the run-off reinsurance reserves a provision for adverse deviations had been omitted. As at June 30, 2002, the combined impact of these error corrections was to restate actuarial and other policy liabilities and goodwill upwards by $48 and $70, respectively. Bonds and other liabilities were restated downwards by $56 and $34, respectively.

4. Disposals and Discontinued Operations

Effective January 7, 2003, the Company sold all the common shares of Clarica U.S. to Midland National Life Insurance Company for approximately $414 in cash. A loss of $48 on the sale of Clarica U.S. was accrued in 2002. As a result of the plan of disposal, Clarica U.S. is being accounted for as a discontinued operation as mentioned in Note 2.

The sale transaction is summarized below:

	Clarica U.S.
Percentage of shares disposed of	100%
Net balance sheet assets disposed of:	
Invested assets	$ 5,047
Other assets	225
	5,272
Actuarial liabilities and other policy liabilities	4,265
Other liabilities	553
	4,818
	$ 454
Consideration:	
Net proceeds of disposal	$ 414
Transaction and other related costs	8
	$ 406
Pre-tax loss on sale	$ 48
Cash and cash equivalents disposed of	$ 133

The components of income from discontinued operations shown in the interim consolidated statements of operations are as follows:

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED	
	JUNE 30 2003	JUNE 30 2002	JUNE 30 2003	JUNE 30 2002
REVENUE	$ –	$ 123	$ –	$ 123
EXPENSES	–	118	–	118
Net operating income before income taxes	–	5	–	5
Income taxes expense	–	2	–	2
Income from discontinued operations, net of income taxes	$ –	$ 3	$ –	$ 3

The following amounts relating to discontinued operations are included in the interim consolidated balance sheets:

	JUNE 30 2003	JUNE 30 2002
ASSETS		
Invested assets	$ –	$ 4,184
Other assets	–	162
Total assets	$ –	$ 4,346
LIABILITIES AND EQUITY		
Actuarial liabilities and other policy liabilities	$ –	$ 3,628
Other liabilities	–	239
Equity	–	479
Total liabilities and equity	$ –	$ 4,346

Effective February 28, 2003, the Company sold its United Kingdom group insurance business to Unum Limited (UnumProvident), a United Kingdom subsidiary of UnumProvident Corporation. Under the agreements, UnumProvident acquired the Company's United Kingdom group income protection business together with the renewal rights to the group life business. The transaction resulted in a gain that is not considered material to these interim consolidated financial statements.

5. Restructuring and Other Related Charges

In conjunction with the acquisition of Clarica in 2002, the Company developed a plan to restructure the combined operations of its consolidated subsidiaries, Sun Life Assurance Company of Canada and Clarica. The Company expects the restructuring to be substantially completed by the end of 2003. The Company has recorded an increase in actuarial liabilities and a charge for restructuring costs in 2002. These costs cover future increased renewal commission expenses, severance, eliminating duplicate systems, facilities and operations, as well as other exiting costs. As at June 30, 2003, the remaining balance on these expected future costs, other than commissions, was as follows:

	Expected Future Costs	Amount Utilized 2002	Amount Utilized 2003	Total	Ending Balance
Costs of eliminating duplicate systems	$ 136	$ 58	$ 46	$ 104	$ 32
Costs of eliminating duplicate operations	140	53	45	98	42
Compensation costs	146	37	26	63	83
Transaction costs	107	104	–	104	3
Costs of consolidating facilities	26	2	2	4	22
Total	$ 555	$ 254	$ 119	$ 373	$ 182

6. Normal Course Issuer Bid and Cancellation of Common Shares

On February 12, 2003, the Company announced that the Board of Directors had authorized the purchase of up to 31 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. The purchases were and will be made under a normal course issuer bid in accordance with the rules of The Toronto Stock Exchange (Exchange). The normal course issuer bid covers the period from February 14, 2003 to January 5, 2004, unless the maximum number of common shares is purchased before January 5, 2004. Transactions were and will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. The shares purchased as part of the normal course issuer bid are cancelled following purchases. As at June 30, 2003, the Company had purchased approximately 11 million of its common shares at an average price of $28.14 per share for a total amount of $317. Of this amount, purchases of approximately $4 were not cancelled until July 2003.

In accordance with the provisions of the Demutualization Plan of Sun Life Assurance Company of Canada and the share capital by-law of Sun Life Financial Inc., unclaimed demutualization benefits issued to eligible policyholders whose addresses were not known to the Company (lost policyholders) were cancelled on February 22, 2003. The unclaimed demutualization benefits that were cancelled on February 22, 2003 include approximately three million common shares of Sun Life Financial Inc. with a nominal share capital, accumulated dividends of approximately $3 and demutualization benefits payable in cash of approximately $10. Under the Demutualization Plan, lost policyholders may claim their cancelled demutualization benefits (including all unpaid dividends on shares) at any time without interest.

7. Earnings Per Share

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED	
	JUNE 30 2003	JUNE 30 2002	JUNE 30 2003	JUNE 30 2002
BASIC EARNINGS PER SHARE				
Shareholders' net income from continuing operations	$ 366	$ 68	$ 709	$ 324
Income from discontinued operations, net of income taxes	–	3	–	3
Shareholders' net income	$ 366	$ 71	$ 709	$ 327
Weighted average number of shares outstanding (in millions)	610	499	613	466
Basic earnings per share from continuing operations	$ 0.60	$ 0.13	$ 1.16	$ 0.69
Basic earnings per share from discontinued operations	–	0.01	–	0.01
Basic earnings per share	$ 0.60	$ 0.14	$ 1.16	$ 0.70
DILUTED EARNINGS PER SHARE				
Shareholders' net income from continuing operations	$ 366	$ 68	$ 709	$ 324
Less: Effect of stock options of subsidiaries[1]	1	1	1	2
Shareholders' net income from continuing operations on a diluted basis	$ 365	$ 67	$ 708	$ 322
Income from discontinued operations, net of income taxes	–	3	–	3
Shareholders' net income on a diluted basis	$ 365	$ 70	$ 708	$ 325
Weighted average number of shares outstanding on a diluted basis (in millions)[1]	610	499[2]	613	466[2]
Diluted earnings per share from continuing operations	$ 0.60	$ 0.13	$ 1.15	$ 0.69
Diluted earnings per share from discontinued operations	–	0.01	–	0.01
Diluted earnings per share	$ 0.60	$ 0.14	$ 1.15	$ 0.70

[1] The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options as well as the unrecognized compensation cost would be used to purchase common shares at the average market prices during the period.

[2] Clarica stock options have been included in the calculations of the diluted earnings per share for the three and six months ended June 30, 2002, as they are exercisable to acquire common shares of Sun Life Financial Inc.

8. Segmented Information

The Company has six reportable segments: SLF Canada, SLF United States, M.F.S., SLF Asia, SLF United Kingdom and Corporate Capital. These reportable segments reflect the Company's management structure and internal financial reporting. Each of these segments has its own management and all of these segments operate in the financial services industry. They derive their revenues principally from wealth management operations (mutual funds, investment management and annuities), protection services (life and health insurance, life retrocession and financial reinsurance) and other (primarily investments of a corporate nature and earnings on capital not attributed to the strategic business units).

Corporate Capital includes the accident and health reinsurance operations and those operations for which management responsibility resides in head office. Net income (loss) from continuing operations in this category is shown net of certain expenses borne centrally. As Clarica U.S. has been discontinued, revenue, expenses and net income (loss) from continuing operations does not include these results. However, the assets of the discontinued operation are included in SLF United States' assets.

Transactions occurring between segments consist primarily of internal financing agreements. Inter-segment transactions are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and six months ended June 30, 2003 consists of interest of $88 and $185, respectively ($68 and $137, respectively, in 2002) and fee income of $11 and $23, respectively ($19 and $39, respectively, in 2002).

RESULTS BY SEGMENT FOR THE THREE MONTHS ENDED JUNE 30, 2003

	Canada	United States Sun Life	United States M.F.S.	Asia	United Kingdom	Corporate Capital	Consolidation Adjustments	Total
Revenue	$ 2,112	$ 2,627	$ 411	$ 140	$ 371	$ 17	$ (99)	$ 5,579
Net income (loss) from continuing operations	$ 220	$ 64	$ 42	$ 6	$ 43	$ (6)	$ –	$ 369

RESULTS BY SEGMENT FOR THE THREE MONTHS ENDED JUNE 30, 2002

	Canada	United States Sun Life	United States M.F.S.	Asia	United Kingdom	Corporate Capital	Consolidation Adjustments	Total
Revenue	$ 1,323	$ 3,247	$ 538	$ 185	$ 537	$ 89	$ (87)	$ 5,832
Net income (loss) from continuing operations	$ 97	$ 70	$ 58	$ 4	$ 66	$ (226)	$ –	$ 69

RESULTS AND ASSETS BY SEGMENT FOR THE SIX MONTHS ENDED JUNE 30, 2003

	Canada	United States Sun Life	United States M.F.S.	Asia	United Kingdom	Corporate Capital	Consolidation Adjustments	Total
Revenue	$ 4,262	$ 5,247	$ 819	$ 285	$ 774	$ 158	$ (208)	$ 11,337
Net income (loss) from continuing operations	$ 404	$ 117	$ 70	$ 13	$ 93	$ 14	$ –	$ 711
ASSETS								
General fund assets	$ 51,422	$ 42,594	$ 1,064	$ 1,981	$ 10,442	$ 4,381	$ (329)	$111,555
Segregated funds net assets	$ 19,664	$ 23,561	$ –	$ 6	$ 6,515	$ –	$ –	$ 49,746
Other assets under management	$ 22,042	$ 2,339	$170,434	$ 68	$ –	$ –	$ (14,008)	$180,875

RESULTS AND ASSETS BY SEGMENT FOR THE SIX MONTHS ENDED JUNE 30, 2002

	Canada	United States Sun Life	United States M.F.S.	Asia	United Kingdom	Corporate Capital	Consolidation Adjustments	Total
Revenue	$ 2,305	$ 6,561	$ 1,081	$ 308	$ 1,001	$ 190	$ (176)	$ 11,270
Net income (loss) from continuing operations	$ 156	$ 168	$ 105	$ 6	$ 108	$ (220)	$ –	$ 323
ASSETS								
General fund assets	$ 50,191	$ 49,268	$ 1,510	$ 1,916	$ 11,643	$ 3,472	$ (41)	$117,959
Segregated funds net assets	$ 19,362	$ 27,003	$ –	$ 2	$ 7,236	$ –	$ –	$ 53,603
Other assets under management	$ 27,803	$ 2,610	$185,753	$ 52	$ –	$ –	$ (19,116)	$197,102

9. Changes in Actuarial Liabilities

Changes in actuarial liabilities for the six months ended June 30, 2003 and June 30, 2002 are as follows:

	2003	2002
Actuarial liabilities, January 1	$ 87,165	$ 57,858
Normal increase in liabilities from new policies and in-force business	1,314	2,322
Significant changes in assumptions or methodology:		
Gross increases	143	–
Gross decreases	(137)	–
Increase in actuarial liabilities	1,320	2,322
Acquisition	–	23,929
Changes in intrinsic value of options that hedge the GMDB[(1)]	(171)	11
Increases in actuarial liabilities related to the restructuring	–	132
Dispositions, discontinued operations and other	(5,067)	97
Effect of changes in currency exchange rates	(7,214)	(2,124)
Actuarial liabilities, June 30	76,033	82,225
Add: other policy liabilities[(2)]	2,352	2,499
Actuarial liabilities and other policy liabilities, June 30	$ 78,385	$ 84,724

[(1)] The changes in intrinsic value of the options that hedge guaranteed minimum death benefits (GMDB) products were included in increase in actuarial liabilities in the interim consolidated statements of operations and other invested assets in the interim consolidated balance sheets.
[(2)] As restated *(Note 3)*

During the quarter, the Company implemented a number of changes in its U.S. actuarial liability calculations. These reflect improved modelling capabilities now permitted under the updated Canadian Institute of Actuaries Consolidated Standards of Practice and the impact of lower interest rates on the cost of certain guarantees.

10. Provisions for Certain Contingencies

REINSURANCE MATTERS

Certain of the arrangements in the reinsurance business remaining with the Company in run-off are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but they are not expected to have a material adverse effect on the consolidated financial position of the Company.

UNICOVER

The Company has completed an arbitration proceeding in the United States with Cragwood Managers, LLC (formerly Unicover Managers, Inc.) and the members of the Unicover reinsurance pool in respect of certain contracts of reinsurance of accident and health insurance components of U.S. workers' compensation insurance policies for a three-year term. A final award was delivered by the Arbitration Panel in October 2002 and clarified on January 28, 2003. The Arbitration Panel's decision is confidential. A second arbitration dealing with separate contracts of reinsurance between the Company and the members of the Unicover reinsurance pool covering an earlier one-year term has been commenced and is in the very early procedural stages.

The Company is also engaged in arbitration proceedings in the United States and in England with certain of the companies that have contracts to provide reinsurance to the Company. Those contracts would provide coverage for Unicover-related claims (as well as certain non-Unicover claims). Those companies are disputing their obligation to provide coverage to the Company under their respective contracts of reinsurance. Other reinsurers of the Company may institute similar proceedings.

The Company established provisions of $150 after taxes during 1999 in connection with the Unicover business. Since establishing the provision, the Company has achieved certain settlements in connection with the Unicover-related claims. The remaining provision is consistent with the Company's assessment of its liabilities following the decision of the Arbitration Panel.

LEGAL PROCEEDINGS

The Company is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the consolidated financial position of the Company.

11. Subsequent Event

At the Annual Meeting of the shareholders of Sun Life Financial Services of Canada Inc. on June 4, 2003, the shareholders approved the change of the Company's name to Sun Life Financial Inc. The Company's name was changed to Sun Life Financial Inc. pursuant to Letters Patent of Amendment effective July 2, 2003.

12. Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2003.

Corporate, Investor Relations and Shareholder Information

CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: (416) 979-9966
www.sunlife.com

INVESTOR RELATIONS
For financial analysts, portfolio managers
and institutional investors requiring
financial information, please contact:
Thomas G. Reid,
Vice-President, Investor Relations
Tel: (416) 204-8163
Fax: (416) 597-9108
investor.relations@sunlife.com

SHAREHOLDER SERVICES
For shareholder account inquiries please
contact the Transfer Agent according to the
information on the next page. For
shareholder related matters please contact:
Jo-Anne Archibald,
Director, Shareholder Services
Fax: (416) 598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com

SUN LIFE FINANCIAL CONTACT LIST
For information about the Sun Life
Financial group of companies, corporate
news, financial results, your insurance
policies (including change of address
for your policy) or to receive investor
publications please contact:

CANADA
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: (416) 408-7500
Call Centre:
1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. EST
www.sunlife.ca

Waterloo Office
Customer Service Centre
227 King Street South
P.O. Box 1601, STN Waterloo
Waterloo, Ontario
Canada N2J 4C5
Call Centre:
Tel: 1 888 864-5463 (English)
Tel: 1 888 456-2843 (French)
Mon. to Fri. 8:00 a.m. – 8:00 p.m. EST
www.clarica.com

Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: (514) 866-6411
Call Centre:
1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. EST
www.sunlife.ca

UNITED STATES
One Sun Life Executive Park SC 2132
Wellesley Hills, Massachusetts
USA 02481
Tel: (781) 237-6030
Call Centre:
1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 5:00 p.m. EST
www.sunlife-usa.com

UNITED KINGDOM
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160 5040
Call Centre: (0870) 164 6060
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
www.sunlifeofcanada.co.uk

ASIA
Regional Headquarters
2008 Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2918-3888
www.sunlife.com

Hong Kong
8th Floor, Sun Life Financial Tower
68 Yee Wo Street
Causeway Bay, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 8:30 a.m. – 5:00 p.m.
www.sunlife.com.hk

Indonesia
PT Sun Life Financial Indonesia
World Trade Centre, 8th Floor
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (021) 521-1428

India
Birla Sun Life Asset Management
Company
Ahura Centre, 2nd Floor
Mahakali Caves Road, Andheri (E)
Mumbai, India – 400 093
Tel: 91-22-5692-8000

Birla Sun Life Insurance Company
Ahura Centre, 1st Floor
Mahakali Caves Road, Andheri (E)
Mumbai, India – 400 093
Tel: 91-22-5691-7777
Mon. to Fri. 7:00 a.m. – 11:00 p.m.
www.birlasunlife.com

People's Republic of China
Beijing Representative Office
Bright China Chang An Building
Suite 1010, Tower A
No.7 Jianguomennei Dajie
Beijing, People's Republic of China
100005
Tel: (8610) 6510-2783

Philippines
12th Floor, The Enterprise Centre
Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines
Tel: (632) 886-6188
Call Centre: (632) 849-9888
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
www.sunlife.com.ph

TRANSFER AGENT

For information on your Sun Life Financial Inc. shareholdings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian office.

Canada and the United States

CIBC Mellon Trust Company
PO Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
      1 888 290-0048 (French)
Outside of North America:
Tel: (416) 348-9412
Fax: (416) 643-5501
Mon. to Fri. 8:30 a.m. – 6:00 p.m. EST
inquiries@cibcmellon.com
www.cibcmellon.com

United Kingdom

Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
Mon. to Fri. 9:00 a.m. – 5:00 p.m.
ssdblueco@capitaregistrars.com
www.capitaregistrars.com

Philippines

The Hongkong and Shanghai Banking Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601
From the Provinces:
Tel: 1 800 1 888-2422
Mon. to Fri. 9:00 a.m. – 5:30 p.m.
www.hsbc.com.ph

Hong Kong

Computershare Hong Kong Investor Services Limited
Rooms 1901–1905, 19th Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
Mon. to Fri. 9:00 a.m. – 5:30 p.m.
Sat. 9:00 a.m. – 12:30 p.m.
hkinfo@computershare.com.hk
www.computershare.com

DIVIDENDS

Subject to the approval of the Board of Directors, dividends are paid at the end of each calendar quarter.

STOCK EXCHANGE LISTINGS

Ticker Symbol: SLF
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.

As of July 31, 2003 there were 603,866,391 outstanding common shares, which are the only voting securities.



SUN LIFE FINANCIAL INC.
150 KING STREET WEST
TORONTO, ONTARIO
CANADA M5H 1J9

www.sunlife.com